Exhibit 99.2

CONVERTIBLE PROMISSORY NOTE

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. ANY TRANSFEREE OF THIS CONVERTIBLE PROMISSORY NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS CONVERTIBLE PROMISSORY NOTE, INCLUDING SECTIONS 3(b) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS CONVERTIBLE PROMISSORY NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS CONVERTIBLE PROMISSORY NOTE.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

CONVERTIBLE PROMISSORY NOTE DUE JUNE 9, 2026

Issuance Date: December 9, 2025	Principal Amount: [ ][1]

FOR VALUE RECEIVED, SMX (Security Matters) Public Limited Company., an Irish public limited company (the “Company”), hereby promises to pay to the order of [ ], or its registered assigns (“Holder”) the amount set forth above as the original principal amount (the “Principal”) when due, whether upon June 9, 2026 (the “Maturity Date”), or upon acceleration, prepayment or otherwise (in each case in accordance with the terms hereof) and to pay interest (“Interest”) on any outstanding Principal at the applicable Default Interest (as defined below) rate as set forth herein pursuant to Section 2(a) and Section 4 hereof until the same becomes due and payable, whether upon the Maturity Date or upon acceleration, conversion, prepayment or otherwise (in each case in accordance with the terms hereof). This Convertible Promissory Note (this “Note”) is issued to the Holder as of the date set forth above as the Issuance Date (the “Issuance Date”) by the Company. Certain capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in that certain Equity Purchase Agreement, dated December 1. 2025, as amended on December 9, 2025, by and between the Company and the Holder (the “Purchase Agreement”), and any other capitalized terms not defined in the Purchase Agreement are defined in Section 22 of this Note.

1. PAYMENTS OF PRINCIPAL.

On the Maturity Date, the Company shall pay to the Holder an amount in cash representing all outstanding Principal and accrued and unpaid Interest, if any, on such Principal.

2. INTEREST RATE; DEFAULT RATE.

(a) This Note shall not accrue any interest from the Issuance Date unless and until the occurrence of an Event of Default (as defined herein) as the Note was issued with an original issue discount of twenty percent (20%).

(b) From and after the occurrence and during the continuance of any Event of Default, the Note shall commence accruing interest at the rate of 20.0% per annum (the “Default Interest”), and shall be due and payable on the first Trading Day of each calendar month during the continuance of such Event of Default (a “Default Interest Payment Date”). In the event that such Event of Default is subsequently cured (and no other Event of Default then exists (including, without limitation, for the Company’s failure to pay such Default Interest on the applicable Default Interest Payment Date), then the Note shall cease accruing Default Interest effective as of the day immediately following the date of such cure; provided that the Default Interest as calculated and unpaid at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of such cure of such Event of Default.

1 Up to $6,250,000

3. CONVERSION OF NOTE. This Note shall be convertible into validly issued, fully paid and non-assessable Ordinary Shares (the “Conversion Shares”) on the terms and conditions set forth in this Section 3. The Conversion Shares shall be issued without a restrictive legend to the extent such shares are covered by an effective registration statement (including the Company’s existing shelf registration statement) or otherwise eligible to be sold pursuant to Rule 144 or Rule 144A under the Securities Act of 1933, as amended.

(a) Conversion Right. At any time from and after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into Conversion Shares in accordance with Section 3(b), at the Conversion Rate (as defined below), subject to applicable securities laws and the availability of an effective registration statement or an exemption from registration (including Rule 144 or Rule 144A under the Securities Act of 1933, as amended). The Company shall not issue any fraction of a Conversion Share upon any conversion. If the issuance would result in the issuance of a fraction of an Ordinary Share, the Company shall round such fraction of an Ordinary Share down to the nearest whole share and pay any difference to Holder in cash. The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including, without limitation, fees and expenses of the Transfer Agent (as defined below)) that may be payable with respect to the issuance and delivery of Ordinary Shares upon conversion of any Conversion Amount.

(b) Conversion Rate. The number of Conversion Shares issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (the “Conversion Rate”).

(i) “Conversion Amount” means the sum of (x) portion of the Principal to be converted, prepaid or otherwise with respect to which this determination is being made and (y) all accrued and unpaid Interest, if any, with respect to such portion of the Principal amount.

(ii) “Conversion Price” means, as of any Conversion Date or other date of determination, the greater of (i) the Floor Price, and (ii) 15% of the lowest closing price of the Ordinary Shares on any Trading Day during the five (5) Trading Days prior to the respective Conversion Date. The “Floor Price” means the greater of (i) 20% of the Minimum Price (as such term is defined by the rules and regulations of the Nasdaq Stock Market LLC, Rule 5635(d)(1)(A) as of the date hereof), subject to downward adjustments for share splits, share dividends, share combinations, recapitalizations or other similar events (for the avoidance of doubt, share splits, share dividends, share combinations, recapitalizations or other similar events shall not cause an adjustment to increase the floor price), and (ii) $1.50.

(c) Mechanics of Conversion.

(i) Optional Conversion. To convert any Conversion Amount into Conversion Shares on any date (a “Conversion Date”), the Holder shall deliver to the Company (via electronic mail), for receipt on or prior to 4:00 p.m., New York time, on such date, a copy of an executed notice of conversion in the form attached hereto as Exhibit II (the “Conversion Notice”). If required pursuant to Section 3(c)(iii) hereof, within two (2) Trading Days following a conversion of this Note as aforesaid, the Holder shall surrender this Note to a nationally recognized overnight delivery service for delivery to the Company (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction as contemplated by Section 10(b)). On or before the first Trading Day following the date on which the Company has received a Conversion Notice (or such earlier date as required pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or other applicable law, rule or regulation for the settlement of a trade initiated on the applicable Conversion Date of such Ordinary Shares issuable pursuant to such Conversion Notice), the Company shall (1) provided that its transfer agent is participating in the DTC Fast Automated Securities Transfer Program, credit such aggregate number of Ordinary Shares to which the Holder shall be entitled pursuant to such conversion to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system or (2) if its transfer agent is not participating in the DTC Fast Automated Securities Transfer Program, upon the request of the Holder, issue and deliver (via reputable overnight courier) to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of Ordinary Shares to which the Holder shall be entitled pursuant to such conversion. If this Note is physically surrendered for conversion pursuant to Section 3(c)(iii) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than two (2) Trading Days after receipt of this Note and at its own expense, issue and deliver to the Holder (or its designee) a new Note (in accordance with Section 10(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the Conversion Shares shall be treated for all purposes as the record holder or holders of such Ordinary Shares on the Conversion Date.

(ii) Reserved.

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(iii) Registration; Book-Entry. The Company shall maintain a register (the “Register”) for the recordation of the names and addresses of the Holder of the Note and the principal amount of the Note (the “Registered Note”). The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Company and the holder or holders of the Note shall treat each Person whose name is recorded in the Register as the owner of a Note for all purposes (including, without limitation, the right to receive payments of Principal and Interest hereunder) notwithstanding notice to the contrary. The Registered Note may, subject to Section 21 hereof, be assigned, transferred or sold in whole or in part only by registration of such assignment or sale on the Register. Upon its receipt of a written request to assign, transfer or sell all or part of the Registered Note by the holder thereof, the Company shall record the information contained therein in the Register and issue one or more new Registered Notes in the same aggregate principal amount as the principal amount of the surrendered Registered Note to the designated assignee or transferee pursuant to Section 10, provided that if the Company does not so record an assignment, transfer or sale (as the case may be) of all or part of any Registered Note within two Trading Days of such a request, then the Register shall be automatically deemed updated to reflect such assignment, transfer or sale (as the case may be). Notwithstanding anything to the contrary set forth in this Section 3, following conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted (in which event this Note shall be delivered to the Company following conversion thereof) or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender of this Note. The Holder and the Company shall maintain records showing the Principal and Interest converted and/or paid (as the case may be) and the dates of such conversions, and/or payments (as the case may be) or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion. If the Company does not update the Register to record such Principal and Interest converted and/or paid (as the case may be) and the dates of such conversions, and/or payments (as the case may be) within two Trading Days of such occurrence, then the Register shall be automatically deemed updated to reflect such occurrence.

(d) Limitations on Conversions.

(i) Beneficial Ownership. The Company shall not effect the conversion of any portion of this Note, and the Holder shall not have the right or obligation to convert any portion of this Note pursuant to the terms and conditions of this Note and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion, the Holder together with the other Attribution Parties collectively would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the Ordinary Shares outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the aggregate number of Ordinary Shares beneficially owned by the Holder and the other Attribution Parties shall include the number of Ordinary Shares held by the Holder and all other Attribution Parties plus the number of Ordinary Shares issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude Ordinary Shares which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any convertible notes or convertible preferred stock or warrants) beneficially owned by the Holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 3(d)(i). For purposes of this Section 3(d)(i), beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act. For purposes of determining the number of outstanding Ordinary Shares the Holder may acquire upon the conversion of this Note without exceeding the Maximum Percentage, the Holder may rely on the number of outstanding Ordinary Shares as reflected in (x) the Company’s most recent Annual Report on Form 20-F, Current Report on Form 6-K or other public filing with the SEC, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Transfer Agent, if any, setting forth the number of Ordinary Shares outstanding (the “Reported Outstanding Share Number”). If the Company receives a Conversion Notice from the Holder at a time when the actual number of outstanding Ordinary Shares is less than the Reported Outstanding Share Number, the Company shall notify the Holder in writing of the number of Ordinary Shares then outstanding and, to the extent that such Conversion Notice would otherwise cause the Holder’s beneficial ownership, as determined pursuant to this Section 3(d)(i), to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of Ordinary Shares to be purchased pursuant to such Conversion Notice. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Trading Day confirm in writing or by electronic mail to the Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of Ordinary Shares to the Holder upon conversion of this Note results in the Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding Ordinary Shares (as determined under Section 13(d) of the 1934 Act), the number of shares so issued by which the Holder’s and the other Attribution Parties’ aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Holder shall not have the power to vote or to transfer the Excess Shares. For purposes of clarity, the Excess Shares shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the 1934 Act. No prior inability to convert this Note pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of convertibility. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 3(d)(i) to the extent necessary to correct this paragraph (or any portion of this paragraph) which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 3(d)(i) or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived and shall apply to a successor holder of this Note.

3

(ii) Principal Market Regulation. The Company shall not issue any Ordinary Shares upon conversion of this Note or otherwise pursuant to the terms of this Note if the issuance of such Ordinary Shares, together with any Ordinary Shares issued in connection with the Purchase Agreement and with any related transactions that may be considered part of the same series of transactions, would exceed the aggregate number of Ordinary Shares which the Company may issue upon conversion of the Note or otherwise pursuant to the terms of this Note without breaching the Company’s obligations under the rules or regulations of the Principal Market, except that such limitation, if applicable, shall not apply in the event that the Company obtains the approval of its stockholders as required by the applicable rules of the Principal Market for issuances of Ordinary Shares in excess of such amount. The second tranche of this Note shall be funded and shall close no later than the date the registration statement covering the resale of all Ordinary Shares issuable upon conversion of this Note is declared effective by the U.S Securities and Exchange Commission, as set forth in Exhibit I.

4. RIGHTS UPON EVENT OF DEFAULT.

(a) Event of Default. Each of the following events shall constitute an “Event of Default”:

(i) the Company’s default under this Note or the other Transaction Documents, including a failure to pay to the Holder any amount of Principal, Interest or other amounts when and as due under this Note, subject to a cure period of ten (10) Trading Days;

(ii) the Company fails to issue Ordinary Shares without any restrictive legend or to remove any restrictive legend on any certificate (including by book entry) for any Ordinary Shares issued to the Holder pursuant to this Note within two (2) Trading Days after (A) receipt by the Company of an executed Conversion Notice pursuant to Section 3(a) hereof or (B) if the Holder has shares with a restrictive legend upon written notice to remove such legend, in either case together with an opinion of counsel to the Holder that no restrictive legend is required; provided, that the Company shall have two (2) Trading Days to cure any such failure, unless otherwise then prohibited by applicable federal securities laws;

(iii) bankruptcy, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Company and, if instituted against the Company by a third party, shall not be dismissed within 30 days of their initiation;

(iv) the commencement by the Company of a voluntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree, order, judgment or other similar document in respect of the Company in an involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, state or foreign law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state or foreign proceeding, or the admission by it in writing of its inability to pay its debts generally as they become due, the taking of corporate action by the Company in furtherance of any such action or the taking of any action by any Person to commence a Uniform Commercial Code foreclosure sale or any other similar action under federal, state or foreign law;

(v) the entry by a court of (i) a decree, order, judgment or other similar document in respect of the Company of a voluntary or involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or (ii) a decree, order, judgment or other similar document adjudging the Company as bankrupt or insolvent, or approving as properly filed a petition seeking liquidation, reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable federal, state or foreign law or (iii) a decree, order, judgment or other similar document appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree, order, judgment or other similar document or any such other decree, order, judgment or other similar document unstayed and in effect for a period of 30 consecutive days;

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(vi) other than as specifically set forth in another clause of this Section 4(a), the Company breaches any representation or warranty in any material respect (other than representations or warranties subject to materiality limitations, which may not be breached in any respect) or any covenant or other term or condition of this Note or any other Transaction Document, except, in the case of a breach of a covenant or other term or condition that is curable, only if such breach remains uncured for a period of ten (10) consecutive Trading Days;

(vii) any provision of any Transaction Document shall at any time for any reason (other than pursuant to the express terms thereof) cease to be valid and binding on or enforceable against the parties thereto, or the validity or enforceability thereof shall be contested by any party thereto, or a proceeding shall be commenced by the Company or any governmental authority having jurisdiction over it, seeking to establish the invalidity or unenforceability thereof, or the Company shall deny in writing that it has any liability or obligation purported to be created under any Transaction Document, subject to a cure period of ten (10) Trading Days;

(viii) failure to maintain listing of the Ordinary Shares on the Principal Market, the New York Stock Exchange, the Nasdaq Global Market or the Nasdaq Global Select Market;

(ix) failure to file all reports, schedules, forms, statements and other documents required to be filed by the Company under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or, after having received a valid extension of such time of filing, failure to file any such SEC Reports prior to the expiration of any such extension;

(x) the termination of, or any breach by the Company of, the Deposit Account Control Agreement, or if the Company (or any person, entity, or representative on behalf of the Company) shall contest in any manner the validity, binding nature, or enforceability of the Deposit Account Control Agreement;

(xi) Any material breach of the Purchase Agreement, but if curable, only if such material breach remains uncured for a period of ten (10) calendar days.

(b) Notice of an Event of Default. Upon the occurrence of an Event of Default with respect to this Note, the Company shall within one (1) Trading Day of its discovery of such Event of Default deliver written notice thereof via electronic mail and overnight courier (with next day delivery specified) to the Holder.

(c) Default Increase in Principal Amount. Upon the first occurrence of an Event of Default with respect to this Note (the “Event of Default Date”), the Principal amount outstanding as of the Event of Default Date shall be automatically increased by twenty percent (20%). After the Event of Default Date, no further Events of Default shall cause a further increase in the Principal amount of this Note or trigger any other payments under this Section 4(c).

(d) Remedies. Upon the occurrence of an Event of Default and at any time thereafter, Holder may at its option: (a) declare the entire Principal Amount, together with all accrued Interest thereon, immediately due and payable; and (b) exercise any or all of its rights, powers, or remedies under the Transaction Documents or applicable law or available in equity.

5. ADJUSTMENTS OF THE CONVERSION PRICE.

(a) Adjustments for Recapitalization. If at any time or from time to time there shall be a recapitalization of the Ordinary Shares, provision shall be made so that the Holder shall thereafter be entitled to receive upon conversion of the Note the number of shares of stock or other securities or property of the Company or otherwise, to which a holder of Ordinary Shares deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5(a) with respect to the rights of the Holder after the recapitalization to the end that the provisions of this Section 5(a) (including, without limitation, provisions for adjustments of the Conversion Price and the number of Ordinary Shares issuable upon conversion of the Note) shall be applicable after that event as nearly equivalent as may be practicable.

(b) [Intentionally Omitted].

(c) Calculations. All calculations under this Section 5 shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable. The number of Ordinary Shares outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Ordinary Shares.

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(d) Voluntary Adjustment by Company. Subject to the Principal Market Rules (as defined in the Purchase Agreement), the Company may at any time during the term of this Note, with the prior written consent of the Holder, reduce the then current Conversion Price of the Note to any amount and for any period of time deemed appropriate by the board of directors of the Company.

6. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of the Company’s Certificate of Incorporation or other charter documents, bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note. Without limiting the generality of the foregoing or any other provision of this Note or the other Transaction Documents, the Company (a) shall not increase the par value of any Ordinary Shares receivable upon conversion of this Note above the Conversion Price then in effect, and (b) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Ordinary Shares upon the conversion of this Note.

7. Convertible Instruments Restriction. For so long as any portion of this Note remains outstanding, the Company shall not register, or permit the registration or conversion into freely tradable shares, of any other securities of the Company that are convertible into, or exercisable for, Ordinary Shares, except with the prior written consent of the Holder. Notwithstanding the foregoing, this Section 7 does not apply with respect to Exempt Issuances (as defined in the Purchase Agreement).

8. RESERVATION OF AUTHORIZED SHARES. So long as the Note remains outstanding, the Company shall at all times reserve at least 300% of the number of Ordinary Shares as shall from time to time be necessary to effect the conversion of the Note then outstanding (without regard to any limitations on conversions and assuming such Note remains outstanding until the Maturity Date) at the Floor Price then in effect.

9. PREPAYMENT. Amounts due under this Note may be prepaid at any time without penalty. Except as specifically set forth in the Purchase Agreement, to the extent there remains any outstanding balance of principal or interest due and owing under this Note at the time of any Purchase Notice issued to the Investor pursuant to the Purchase Agreement, and/or any other capital raise by the Company including the sale of any debt or equity securities, the Company shall pay to the Holder thirty percent (30%) of the net proceeds from such Advance or from such other capital raise to be applied to the outstanding balance under this Note. The Holder may waive this requirement at its sole option.

(a) Prepayment Upon Default. Upon (i) the Maturity Date the Company may, and (ii) the occurrence of an Event of Default the Investor may instruct the Custodian of the Custodian Account (as defined in the Purchase Agreement) to liquidate the assets, if any, held in the Custodian Account and to pay the Holder from the proceeds from such liquidation to repay any amounts of principal, accrued and unpaid interest, and/or default penalties due and owing under this Note. The Company may not otherwise repay the Note in accordance with this Section 9.

(b) Notice of Sole Control. Upon the full repayment of all principal, interest, and default penalties (if any) due and owing under this Note, the Investor shall deliver to the Custodian of the Custodian Account a Notice of Sole Control, transferring control of the Custodian Account to the Company.

10. AMENDING THE TERMS OF THIS NOTE. The prior written consent of the Holder shall be required for any change, waiver or amendment to this Note. Any change, waiver or amendment so approved shall be binding upon all existing and future holders of this Note; provided, however, that no such change, waiver or, as applied to the Note held by any particular holder of the Note, shall, without the written consent of that particular holder, (i) reduce the amount of Principal, reduce the amount of accrued and unpaid Interest, or extend the Maturity Date, of the Note, (ii) disproportionally and adversely affect any rights under the Note of any holder of any other portion of the Note; or (iii) modify any of the provisions of, or impair the right of any holder of the Note under this Section 9.

11. MOST FAVORED NATION. From the Issuance Date and for so long as this Note remains outstanding, the Company shall not enter into any agreement for the sale or issuance of its securities (including securities convertible into or exercisable for Ordinary Shares or Ordinary Share Equivalents) to any individual or entity (an “Other Investor”) that provides such Other Investor with rights, terms, or benefits that are more favorable in any material respect than those granted to the Investor under this Note, without offering the Investor such more favorable rights, terms, or benefits. In the event the Company intends to offer such more favorable rights, terms, or benefits to any Other Investor, it shall promptly provide written notice to the Investor (the “MFN Notice”), which shall include reasonable detail of such more favorable terms and any related agreements. The Investor shall have the right, exercisable by written notice to the Company within ten (10) calendar days of receipt of the MFN Notice, to receive the benefit of such more favorable terms, which shall automatically amend this Note and the securities into which this Note is convertible, and any securities held by the Investor to incorporate such more favorable terms. If the Investor elects to accept such terms, the Company and the Investor agree to execute such documentation as may be reasonably necessary to effectuate the amendment of this Note and the securities into which this Note is convertible, including the physical exchange of securities if required. The provisions of this Section 11 shall not apply to any portions of this Note already converted prior to the delivery of the MFN Notice. Notwithstanding the foregoing, this Section 11 shall not apply with respect to Exempt Issuances.

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12. SECURITY. Except as set forth in the Purchase Agreement, any bitcoin or cryptocurrency purchased with the proceeds of any Pre-Paid Advance (the “Initial Cryptocurrency”) shall be held for the benefit of the Holder with a reputable cryptocurrency custodian (the “Custodian Account”) until such time as the Promissory Note underlying any Pre-Paid Advance has been fully paid or converted into Ordinary Shares of the Company. The Company shall grant the Holder a senior security interest with the first lien on the Initial Cryptocurrency purchased with the proceeds of any Pre-Paid Advance, if any. The Initial Cryptocurrency, if any, shall be held in a blocked account and the Parties shall enter into a Deposit Account Control Agreement, in favor of, and granting control over such Custodian Account to, the Investor. Pursuant to the Deposit Account Control Agreement, the Investor shall have the sole right to initiate any and all transactions, such as deposits, withdrawals, or any cryptocurrency trading, if applicable, and the Company shall not have access to such abilities to initiate such transactions until such time as this Promissory Note has been fully paid or converted into Ordinary Shares of the Company.

13. COMPANY STANDSTILL.

(a) From the Effective Date until this Promissory Note has been fully paid or converted into Ordinary Shares of the Company, the Company will not, without the prior written approval of the Investor, other than pursuant to or permitted by the Purchase Agreement, (i) offer, sell, issue, or otherwise transfer or dispose of, directly or indirectly, any equity of the Company or any securities convertible into or exercisable or exchangeable for equity of the Company, or any debt or debt instruments of the Company, (ii) engage any investment bank or any funding source, or (iii) enter into any agreement or announce the intention to effect any of the actions described in subsections (i) and (ii) hereof.

(b) From the date hereof and until the conclusion of the Commitment Period of the Purchase Agreement (as defined therein), the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its Subsidiaries of Ordinary Shares or Ordinary Share Equivalents (or a combination of units thereof) involving a Variable Rate Transaction. “Variable Rate Transaction” means a transaction in which the Company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional shares of Common Stock either (A) at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Ordinary Shares of the Company at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Company’s Ordinary Shares or (ii) enters into, or effects a transaction under, any agreement, including, but not limited to, an equity line of credit whereby the Company may issue securities at a future determined price regardless of whether shares pursuant to such agreement have actually been issued and regardless of whether such agreement is subsequently canceled. The Investor shall be entitled to obtain injunctive relief against the Company to preclude any such issuance, which remedy shall be in addition to any right to collect damages.

(c) Notwithstanding the foregoing, this Section 13 shall not apply with respect to Exempt Issuances.

14. REISSUANCE OF THIS NOTE.

(a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 10(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less than the entire outstanding Principal is being transferred, a new Note (in accordance with Section 10(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) following conversion or prepayment of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

(b) Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 10(d)) representing the outstanding Principal. The Holder shall not be required to deliver a bond or other security.

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(c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 10(d) and in principal amounts of at least $1,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

(d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 10(a) or Section 10(c), the Principal designated by the Holder which does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of a new Note), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest.

15. CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and the initial Holder and shall not be construed against any such Person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Note instead of just the provision in which they are found. Unless expressly indicated otherwise, all section references are to sections of this Note. Terms used in this Note and not otherwise defined herein, but defined in the other Transaction Documents, shall have the meanings ascribed to such terms on the Closing Date in such other Transaction Documents unless otherwise consented to in writing by the Holder.

16. FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

17. NOTICES. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in writing with an e-mail copy to the last address provided by the Holder or its agents in writing to the Company. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefor. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least 15 days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Ordinary Shares, or (B) for determining rights to vote with respect to any transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

18. WAIVER OF NOTICE. To the extent permitted by law, the Company hereby irrevocably waives demand, notice, presentment, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note.

19. GOVERNING LAW. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of Arizona, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Arizona or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Arizona. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in Maricopa County, Arizona, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE HOLDER HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

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20. SEVERABILITY. If any provision of this Note is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Note so long as this Note as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

21. MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

22. ASSIGNMENT. Neither this Note nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Note and/or the rights contained herein may be assigned without the Company’s consent by the Holder to any other entity who controls, is controlled by or is under common control with the Holder.

23. CERTAIN DEFINITIONS. For purposes of this Note, the following words and terms shall have the following meanings:

(a) “Attribution Parties” means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Issuance Date, directly or indirectly managed or advised by the Holder’s investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of the Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any of the foregoing and (iv) any other Persons whose beneficial ownership of the Company’s Ordinary Shares would or could be aggregated with the Holder’s and the other Attribution Parties for purposes of Section 13(d) of the Exchange Act. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage, for each Conversion Notice tendered to the Company.

(b) “Closing Date” shall mean the date the Company initially issued the Note.

(c) “Group” means a “group” as that term is used in Section 13(d) of the Exchange Act and as defined in Rule 13d-5 thereunder.

(d) “Ordinary Shares” means (i) the Company’s Ordinary Shares, US$0.00000000002502543568 par value per share, and (ii) any capital stock into which such Ordinary Shares shall have been changed or any share capital resulting from a reclassification of such Ordinary Shares.

(e) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(f) “Principal Market” means the Nasdaq Capital Market.

(g) “Purchase Agreement” means that certain Standby Equity Purchase Agreement, dated as of December 1, 2025, by and between the Company and the Holder, as amended by that Amendment and Addendum to Standby Equity Purchase Agreement dated as of December 9, 2025.

(h) “Trading Day” means, as applicable, (x) with respect to all price or trading volume determinations relating to the Ordinary Shares, any day on which the Ordinary Shares is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Ordinary Shares, then the principal securities exchange or securities market on which the Ordinary Shares are then traded, provided that “Trading Day” shall not include any day on which the Ordinary Shares are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Ordinary Shares are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Holder or (y) with respect to all determinations other than price determinations relating to the Ordinary Shares, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities.

(i) “Transaction Documents” means this Note, the Purchase Agreement, and any other documents relating to the issuance of this Note by the Company to the Holder.

(j) “VWAP” means the Volume Weighted Average Price.

[signature page follows]

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IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:
Name:	Haggai Alon
Title:	Chief Executive Officer

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EXHIBIT II

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY.

CONVERSION NOTICE

Reference is made to the Convertible Promissory Note (the “Note”) issued to the undersigned by SMX (Security Matters) Public Limited Company, an Irish corporation (the “Company”). In accordance with and pursuant to the Note, the undersigned hereby elects to convert the Conversion Amount (as defined in the Note) of the Note indicated below into Ordinary Shares, US$0.00000000002502543568 par value per share (the “Ordinary Shares”), of the Company, as of the date specified below. Capitalized terms not defined herein shall have the meaning as set forth in the Note.

Date of Conversion:

Aggregate Principal to be converted:

Aggregate accrued and unpaid Interest to be converted:

AGGREGATE CONVERSION AMOUNT TO BE CONVERTED:

Please confirm the following information:

Conversion Price:

Number of Ordinary Shares to be issued:

Please issue the Ordinary Shares into which the Note is being converted to Holder, or for its benefit, as follows:

☐ Check here if requesting delivery as a certificate to the following name and to the following address:

Issue to:

☐ Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:

DTC Participant:
DTC Number:
Account Number:

Date: _____________ __,_________

Name of Registered Holder

By:
Name:
Title:

Tax ID:
Facsimile:

E-mail Address: